Exhibit 99.4

Fact Sheet

Revenue Growth- Q1 27

	Reported	CC
QoQ growth (%)	0.8%	1.0%
YoY growth (%)	2.8%	2.4%

 Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Reported	CC
Financial services	27.9	28.0	27.9	2.9	2.4
Manufacturing	15.9	15.9	16.1	1.7	1.0
Energy, Utilities, Resources & Services	13.4	13.2	13.6	1.4	1.3
Retail	12.8	12.8	13.4	(1.5)	(1.8)
Communication	12.0	12.4	12.0	2.5	1.3
Hi-Tech	7.7	7.7	7.8	1.5	2.4
Life Sciences	8.0	7.3	6.5	26.3	24.0
Others	2.3	2.7	2.7	(12.6)	(9.9)
Total	100.0	100.0	100.0	2.8	2.4

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Reported	CC
North America	56.4	55.7	56.5	2.7	3.2
Europe	32.1	32.6	31.5	4.8	2.8
Rest of the world	9.0	9.1	9.1	1.9	(1.6)
India	2.5	2.6	2.9	(12.0)	(4.2)
Total	100.0	100.0	100.0	2.8	2.4

Client Data

	Quarter ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
Number of Clients
Active	2,027	1,965	1,861
Added during the period (gross)	155	111	93
Number of Million dollar clients^
1 Million dollar +	1,026	1,018	1,011
10 Million dollar +	333	328	317
50 Million dollar +	85	88	85
100 Million dollar +	41	41	41
Client contribution to revenues
Top 5 clients	12.1%	12.6%	13.2%
Top 10 clients	19.9%	20.2%	20.8%
Top 25 clients	33.9%	34.5%	35.2%
Days Sales Outstanding^	63	67	70

^LTM (Last twelve months) Revenues

#Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US $ using prior period exchange rates and comparing the same to our prior period reported revenues.

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
Effort
Onsite	22.8	22.8	23.6
Offshore	77.2	77.2	76.4
Utilization
Including trainees	82.1	79.7	82.7
Excluding trainees	84.9	83.0	85.2

Employee Metrics

(Nos.)

	Quarter ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
Total employees	328,062	328,594	323,788
S/W professionals	310,039	310,887	306,706
Sales & Support	18,023	17,707	17,082
Voluntary Attrition % (LTM - IT Services)	13.0%	12.6%	14.4%
% of Women Employees	39.6%	39.5%	39.1%

Cash Metrics

In US $ million

	Quarter ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
FCF(1)(2)	955	833	884
Consolidated cash and investments(3)	3,916	4,542	5,271

In crore

	Quarter ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025
FCF(1)(2)	9,051	7,711	7,533
Consolidated cash and investments(3)	37,065	43,075	45,204

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (non-IFRS measure)
(2)	The free cash flow for Q4’26 includes cash payments made towards The Labour codes of $49Mn (452 crore).
(3)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Jun 30, 2026	Jun 30, 2025	Growth % YoY	Mar 31, 2026	Growth % QoQ
Revenues	5,082	4,941	2.8%	5,040	0.8%
Cost of sales	3,482	3,416	1.9%	3,485	-0.1%
Gross Profit	1,600	1,525	4.9%	1,555	2.9%
Operating Expenses:
Selling and marketing expenses	270	258	4.7%	256	5.5%
Administrative expenses	258	239	7.9%	244	5.7%
Total Operating Expenses	528	497	6.2%	500	5.6%
Operating Profit	1,072	1,028	4.3%	1,055	1.6%
Operating Margin %	21.1	20.8	0.3%	20.9	0.2%
Other Income, net of finance cost(1)	91	110	-17.3%	113	-19.5%
Profit before income taxes	1,163	1,138	2.2%	1,168	-0.4%
Income tax expense(1)	343	329	4.3%	248	38.3%
Net Profit (after non-controlling interests)	819	809	1.3%	919	-10.9%
Basic EPS ($)	0.20	0.20	3.7%	0.23	-10.9%
Diluted EPS ($)	0.20	0.19	3.8%	0.23	-10.9%
Dividend Per Share ($)	–	–	–	0.26	–

(1)	Includes interest income (pre-tax) of $41Mn and reversal of tax provisions amounting to $83Mn for Q4’26. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Jun 30, 2026	Jun 30, 2025	Growth % YoY	Mar 31, 2026	Growth % QoQ
Revenues	48,211	42,279	14.0%	46,402	3.9%
Cost of sales	33,033	29,224	13.0%	32,058	3.0%
Gross Profit	15,178	13,055	16.3%	14,344	5.8%
Operating Expenses:
Selling and marketing expenses	2,568	2,208	16.3%	2,354	9.1%
Administrative expenses	2,447	2,044	19.7%	2,247	8.9%
Total Operating Expenses	5,015	4,252	17.9%	4,601	9.0%
Operating Profit	10,163	8,803	15.4%	9,743	4.3%
Operating Margin %	21.1	20.8	0.3%	21.0	0.1%
Other Income, net of finance cost(1)	865	937	-7.7%	1,054	-17.9%
Profit before income taxes	11,028	9,740	13.2%	10,797	2.1%
Income tax expense(1)	3,253	2,816	15.5%	2,288	42.2%
Net Profit (after non-controlling interests)	7,769	6,921	12.2%	8,501	-8.6%
Basic EPS ()	19.19	16.70	14.9%	21.01	-8.7%
Diluted EPS ()	19.17	16.68	14.9%	20.98	-8.6%
Dividend Per Share ()	–	–	–	25.00	–

(1)	Includes interest income (pre-tax) of 381 crore and reversal of tax provisions amounting to 774 crore for Q4’26. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.